Filed by United Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rockwell Collins, Inc.

Commission File No. 001-16445

Date: November 15, 2017

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NOVEMBER 14, 2017 / 3:15PM, UTX - United Technologies Corp at Goldman Sachs Industrials Conference

C O R P O R A T E  P A R T I C I P A N T S

Akhil Johri United Technologies Corporation - Executive VP & CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Noah Poponak Goldman Sachs Group Inc., Research Division - Equity Analyst

P R E S E N T A T I O N

Noah Poponak - Goldman Sachs Group Inc., Research Division - Equity Analyst

(technical difficulty)

analyst at Goldman. We’re going to keep our little industrial conglomerate run on track, I’m here with our next presenter, out of my coverage, which is United Technologies. And with us from the company is CFO, Akhil Johri. Akhil, thanks for being with us. Appreciate it.

Akhil Johri - United Technologies Corporation - Executive VP & CFO

Thank you.

Noah Poponak - Goldman Sachs Group Inc., Research Division - Equity Analyst

Akhil’s going to go through a few slides and then I’ll have some questions. Definitely leave some time for all of you to ask questions. If you have any, please feel free to jump in. With that, I’ll turn it over to Akhil.

Akhil Johri - United Technologies Corporation - Executive VP & CFO

Great. Thanks, Noah. Good to be in Boston. First, before I get into the few slides, just to give you a quick update on how things are at UTX. The normal customary safe harbor statement. Comments, presentation, questions-and-answers will include some future-looking statements with uncertainties, et cetera, et cetera. Risk factors are all outlined in our SEC filings.

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NOVEMBER 14, 2017 / 3:15PM, UTX - United Technologies Corp at Goldman Sachs Industrials Conference

The last point I’d make on this chart is Rockwell Collins. We announced the acquisition of Rockwell Collins. It’s a transformational deal for UTC. We will see the benefits of this transaction for years, in fact, decades to come. We acquire companies not for just for a short-term pop, but to take advantage of trends that we see. And they, Rockwell Collins, fits in very well with UTC, particularly the UTC Aerospace Systems business, is on taking advantage of the digitalizing more connected, more electric aircraft going forward. Not just on the OE side for next generation aircraft, because that’s way out there, but more importantly also for being able to provide offerings to airline customers to improve productive maintenance by getting the capabilities of UTC and Rockwell Collins together. So really good transaction.

The other appealing thing from my perspective on the Rockwell Collins deal is the great cash profile that it has, which is a lot better and different than the cash profile of our engine business and some of our UTC Aerospace Systems businesses, which means less investment needed during the cycle of aircraft development. And that’s a big, big positive that comes with the Rockwell Collins acquisition.

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NOVEMBER 14, 2017 / 3:15PM, UTX - United Technologies Corp at Goldman Sachs Industrials Conference

Akhil Johri - United Technologies Corporation - Executive VP & CFO

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Same thing on UTAS. We talked about Rockwell Collins acquisition. That will be accretive in 2019, assuming a midyear close. I didn’t mention that, but our regulatory process continues to work there. We are highly confident that we’ll be able to close the transaction in Q3 next year. And assuming a midyear close, that should be accretive in 2019 as well. So I think when you put all those things together, the fact that Otis, which has declined earnings, is maybe flat to slightly up next year. And then it sees the returns from its investments they have made on the productivity side on the service portfolio, should help grow earnings at a faster pace there as well. So net-net, I think the pieces are in place. Yes, last few years had been years of investment, reinvestment in the business, but we are past that and we are hopeful to see the returns on the investments now.

Noah Poponak - Goldman Sachs Group Inc., Research Division - Equity Analyst

Got it. On the Collins deal, the long-term strategic merit of the interconnected plane, the electric plane make sense. It’s a technology-rich company that’s always had high margins, high return, there’s no doubt about that. What concern do you have in the shorter term that the legacy Collins business had decent amount of business, you had regional jet exposure, their margins were mixing down a little bit as there were some reductions there and they had just acquired B/E Aerospace, which was a significantly more cyclical and volatile business than the traditional UTX businesses, a lot of discretionary inside-the-cabin work there. Do you have any near-term concern from that deal and you don’t care because of what it brings you much longer term? Or did you actually dig into that near-term — those near-term items and actually not see any concern there?

Akhil Johri - United Technologies Corporation - Executive VP & CFO

Actually, we feel good about both the near- and the long-term with that transaction. Because if you think about it, our business case that we talked about does not include any near-term synergies on the revenue side. It includes all of the cost synergies, which are going to be significant and we’ll get that and I’ll give an example of the cost synergies to bring it alive for some of you. But if you look at the opportunities that are there, particularly with regard to buyer furnished equipment portion of the Rockwell Collins business and the ability to combine the hardware, the capabilities, that power generation, power distribution capabilities that UTC Aerospace Systems has with the software data communication network, the avionics, all the capabilities that Rockwell Collins brings, that combination together would allow us to offer opportunities for airlines to look at, in the near term, some ways to reduce cost, maintenance cost through predictive maintenance, right? Using all the data that is available by the sensors that we have on our equipment and taking the benefit of the capabilities that Rockwell Collins brings, we would be able to offer solutions to the airlines, which will improve their turnaround times for the high-cost assets that they fly, the aircraft, so that the downtime is reduced. And that will be worth something for the airlines, and we hope to be able to work something which will help us there. So that’s near-term opportunities which may be able to offset any cyclical concerns that you’re talking about, right? But the more exciting thing is on the cost front. One of the things which people have not fully grasped is when we acquired Goodrich, right, a few years ago, Goodrich was operating at about 11% SG&A as a percent of sales. Hamilton Sundstrand within UTC was at about 7%, 7.5% of sales, SG&A. Today, the combined business is at 5.5% of sales. That’s significant value-creation, and a lot of that comes from just making the organizational structure better and more efficient. We know Rockwell Collins is #1 in terms of customer service, customer support. We will learn from them to keep those good things, at the same time getting some of these SG&A synergies that we’ve been able to get out of the UTC-Goodrich combination. So there is significant value-creation opportunity in the near term.

NOVEMBER 14, 2017 / 3:15PM, UTX - United Technologies Corp at Goldman Sachs Industrials Conference

And the long-term prospects, I don’t think anybody ever questions because that just plays so well with where the world is heading—the aerospace sector is heading. That - it should be good.

Noah Poponak - Goldman Sachs Group Inc., Research Division - Equity Analyst

Got it. One more bigger picture and then kind of circle back to the segments. Boeing is talking about standing up an avionics business. Rockwell Collins, avionics company. Boeing has talked about seating - the aerospace seating company. Airbus is talking about in-sourcing nacelles. Goodrich, nacelle manufacturer. Boeing is talking about basically all spare parts. You guys have a large aftermarket business. What is - as manager of the business, what is your longer-term level of concern around the OEMs, really kind of doing a 180 on the strategy here in terms of in-sourcing instead of outsourcing, going after services? Can you guys work together? Or is this a major threat to United Technologies?

Akhil Johri - United Technologies Corporation - Executive VP & CFO

No, I think it’s an opportunity as always. You’ve got to look at ways to work together. But then you also have got to step back and look at - these cycles have been seen before. The airframers used to manufacture nacelles and then they outsourced it. They used to manufacture other items in-house, and then they outsourced it. Because the reality is when the investment phase comes up and you have to build an aircraft, along with all the components that go with it, the risk that a single party would have to take on both the technical and the financial risk of trying to do everything on their own is almost impossible. We can’t even make an engine ourselves just by ourselves, right? So imagine trying to do everything that an aircraft needs as a single party. I think that will be too much of a risk. And it’s obviously a call that the airframers have to make. But from our perspective, as long as we keep investing in technology, keep investing in products that are differentiated with IP that are not commoditized, I think there is reason to believe that we will continue to get value from those streams for a long time to come. The moment our products get commoditized and it’s easy for anybody to do, we lose the advantage. So that is something that internally we always discuss, debate and keep working on. The combination of Rockwell Collins and UTC will allow us to create further advancements from a technology perspective. Boeing talked about 600 engineers in avionics. Rockwell Collins has 10,000 engineers, right? So it’s not like they are trying to - they’re looking at some aspects of that. We have a lot of capability, we have a lot of historic knowledge, we have IP, all that is what will give us - allow us to be a good partner to the airframers as opposed to messily competing with them, right? So in every threat, there is also an opportunity, and that’s how I would think about that.

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NOVEMBER 14, 2017 / 3:15PM, UTX - United Technologies Corp at Goldman Sachs Industrials Conference

Unidentified Analyst

You guys talked about (inaudible) the Collins deal being kind of (inaudible). What’s the (inaudible)?

Akhil Johri - United Technologies Corporation - Executive VP & CFO

No. We have not given a number for that yet. What we have said is that by 2019, it’ll be accretive, right?

Unidentified Analyst

Okay. Okay. So that’s (inaudible). But my understanding is that (inaudible) a lot of that decision came because there aren’t many (inaudible) EPS number. And given that you guys are investing so much now (inaudible) over time [it tends to be higher]. And then with the Collins deal, you’re also acquiring all the (inaudible) meaningfully higher [tax rate percent] (inaudible)?

NOVEMBER 14, 2017 / 3:15PM, UTX - United Technologies Corp at Goldman Sachs Industrials Conference

Akhil Johri - United Technologies Corporation - Executive VP & CFO

So again, for those of you who might not have heard, the question was whether we should have a much higher free cash flow to net income because we have got significant benefit from intangibles amortization. And you have a premise -- the premise in the question was that when we report adjusted earnings, that excludes intangibles amortization. So first of all, correction, we do not exclude intangible amortization in our adjusted EPS numbers.

Noah Poponak - Goldman Sachs Group Inc., Research Division - Equity Analyst

Yes, he was saying if you did, that it would be higher...

Akhil Johri - United Technologies Corporation - Executive VP & CFO

Okay. So yes, cash...

Unidentified Analyst

(inaudible) additional benefits you guys aren’t really showing (inaudible).

Akhil Johri - United Technologies Corporation - Executive VP & CFO

Exactly. So the cash EPS growth, as you pointed out, is absolutely much greater from an accretion point of view. When we say it is accretive, it’s a very conservative view of saying even after intangibles amortization, I will be able to add to the EPS based on the Rockwell acquisition. So your point is absolutely valid on both fronts. The cash EPS accretion is significant. I mean, Rockwell Collins is a great business, generates a lot of profit. And we will have significant synergies coming through, right, as a result of the cost, the example I gave on the Goodrich acquisition on SG&A side. The second point is I completely agree with you, we should see a significantly higher cash flow to net income conversion because of the benefit of intangibles amortization. We have done that in the past. There’s nothing about our businesses which will suggest that we will have pressure on cash flow, right? It’s just these abnormal things that are happening today with the significant -- to some extent, we’ve been a little bit a victim of our own success, right? I mean, I like to think about that with so much -- so many wins on the aerospace side, there has been significant investment in new capacity creation, we’ve been adding factories, we’ve been adding jobs and all that comes with cash cost. But that will all start to go in the rearview mirror once we get past this phase, and so we should generate -- no question.

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NOVEMBER 14, 2017 / 3:15PM, UTX - United Technologies Corp at Goldman Sachs Industrials Conference

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Cautionary Statement

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ proposed acquisition of Rockwell Collins, the anticipated benefits of the proposed acquisition, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses, including Rockwell Collins, into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (4) future levels of indebtedness, including indebtedness expected to be incurred by United Technologies in connection with the posed Rockwell Collins merger, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to market conditions and the level of other investing activities and uses of cash, including in connection with the proposed acquisition of Rockwell; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof; (9) new business or investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of United Technologies and Rockwell Collins to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of United Technologies or Rockwell Collins to terminate the merger agreement, including on circumstances that might require Rockwell Collins to pay a termination fee of $695 million to United Technologies or $50 million of expense reimbursement; (19) negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks related to Rockwell Collins and United Technologies being restricted in its operation of the business while the merger agreement is in effect; (21) risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; (22) risks associated with third party contracts containing consent and/or other provisions that may be triggered by United Technologies’ proposed acquisition of Rockwell Collins; (23) risks associated with merger-related litigation or appraisal proceedings; and (24) the ability of United Technologies and Rockwell Collins, or the combined company, to retain and hire key personnel. There can be no assurance that United Technologies’ proposed acquisition of Rockwell Collins or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4, which includes a preliminary prospectus of United Technologies and a preliminary proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders may obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

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